SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2007
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission File Number: 0-27384
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Capital Corp of the West
Stock Bonus Employee Stock Ownership Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CAPITAL CORP OF THE WEST
(Exact name of registrant as specified in its charter)
550 West Main, Merced, CA 95340
(Address of principal executive offices)

Registrant’s telephone number, including area code: (209) 725-2200
Former name, former address and former fiscal year, if changed since last report: Not applicable

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2007 AND 2006

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement on Form S-8 of Capital Corp of the West, Inc. of our report dated September 17, 2008, with respect to the statements of net assets available for benefits of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan.
/s/ Cassabon & Associates, LLP
Fresno, California
October 14, 2008

Report of Independent Registered Public Accounting Firm
To the Trustees of Capital Corp of the West 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with generally accepted accounting principles in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Cassabon & Associates, LLP
Fresno, California
September 17, 2008

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Cash and cash equivalents	$—	$359,574
Investment in Capital
Corp of the West, Common stock, at fair value	9,827,497	12,339,183
Investment in Capital
Corp of the West, Unitized Stock, at fair value	—	7,834,388

Total Assets	9,827,497	20,533,145

LIABILITIES

Operating payable	—	415
Other payable	—	5,265,337

Total Liabilities	—	5,265,752

NET ASSETS AVAILABLE FOR BENEFITS	$9,827,497	$15,267,393

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS TO NET ASSETS

Dividends	$202,225
Contributions	783,604

Total additions to net assets	985,829

DEDUCTIONS FROM NET ASSETS

Net unrealized depreciation in fair value of investments	(5,613,906)
Realized loss	(559,035)
Distributions to participants	(218,726)
Administrative and legal fees	(34,058)

Total deductions from net assets	(6,425,725)

Net increase (decrease)	(5,439,896)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	15,267,393

End of year	$9,827,497

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 — Description of the Plan
The following description of the Capital Corp of the West Employee Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General:
Capital Corp of the West’s (Company) predecessor corporation, County Bank established the Plan effective as of December 31, 1981. On November 1, 1995 the Company was organized as the bank’s holding company for County Bank and the plan was adopted as the Plan for the Company. The Plan is intended to qualify as an Employee Stock Ownership Plan (ESOP) as defined in Section 4975(e)(7) of the Internal Revenue Code. The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions:
Each year, the Company contributes to the Plan an amount determined at the discretion of the Company’s board of directors.
Participant Eligibility and Accounts:
Employees of the Company are eligible to participate in the Plan after one year of service and have attained 21 years of age. Participants who are not employed on the last day of the plan year are generally not eligible for an allocation of company contributions for such year. Each participant’s account is credited with an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participant’s non-vested accounts. Allocations are based on compensation earned by the participant.
Payment of Benefits:
At retirement, age 65, the tenth anniversary of the year in which the Participant commenced participation in the Plan or the termination date (whichever is later), a participant will receive his or her benefits in the form of Qualifying Employer Securities or cash. Participants shall have the right to demand that their benefits be distributed in the form of Qualifying Employer Securities.
Voting Rights Attributable to Shares:
Each participant is entitled to direct the Trustee as to the manner in which voting rights under Employer Securities which are allocated to the account of such participant are to be exercised with respect to a matter which involved the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or such similar transactions.
Vesting:
Vesting of the participant’s account is based on years of continuous service. As of January 1, 2007, pursuant to the Pension Protection act of 2006, a participant is 100 percent vested after six years of credited service.
Plan Termination:
The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2 — Summary of Accounting Policies
Basis of Accounting:
The financial statements of the Plan are prepared using the accrual method of accounting.
Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition:
The common shares of the Company are valued at fair market value on December 31, 2007 and 2006. Fair value is determined by the exchange price on the Nasdaq National Market System on the close of business on December 31, 2007 and 2006.
Note 3 — Investments
All investments of the Plan are in stock of Capital Corp of the West, the plan sponsor. In March 2007 all Plan assets were transferred to new custodial trustee, Principal Financial Group. Up until that time, assets were held as both Capital Corp of the West shares and Capital Corp of the West unitized stock. The unitized stock represented the assets transferred into the plan from the 401(k) employer matching account in 2006. The fair value of the Capital Corp of the West securities is as follows:

	2007	2006
Capital Corp of the West

Number of shares	505,790	384,518

Market Value	$9,827,497	$12,339,183

Capital Corp of the West Unitized Stock

Number of shares	—	244,138

Market Value	$—	$7,834,388
Investment in the Company stock is in excess of 5% of the total plan assets.
Note 4 — Forfeitures
The plan had $15,872 in forfeitures at December 31, 2007 that were allocated to participants of the plan.
Note 5 — Restoration of Forfeitures
At December 31, 2007 there are no benefits to be restored to participants who had less than a five-year break in service and have returned to active participation in the plan.

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Note 6 — Administration of Plan Assets
The Plan’s assets, which consist fully of Capital Corp of the West common shares, are held by the Trustee of the Plan.
Company contributions are held and managed by the Trustee. The Trustee also makes distributions to participants.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Plan.
Note 7 — Tax Status
The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan received a favorable determination letter as of October 18, 2002.
Note 8 — Plan Events
The Plan submitted a restated Plan Document and received a new favorable determination letter as of June 27, 2008.
Note 9 — Reconciliation to 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$9,827,497	$15,267,393
Dividends unallocated by Plan	52,564
Corrective distribution payable	—	(14,292)

Net assets available for benefits per the Form 5500	$9,880,061	$15,253,101

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
The following is a reconciliation of the income and expenses per the financial statements at December 31, 2007 to the Form 5500

Dividends received	$202,225
Less: difference in classification of income	(41,153)

Dividends received per Form 5500	$161,072

Administrative expenses	$34,058
Less: difference in classification of income	(1,075)

Administrative expenses per Form 5500	$32,953

Net loss on sale of assets	$(559,035)
Less: difference in classification of income	302,586

Net loss of sale of assets per Form 5500	$(256,469)

Unrealized depreciation of assets	$(5,613,906)
Less: difference in classification of income	(195,632)

Net unrealized loss on sale of assets per Form 5500	$(5,809,538)

SUPPLEMENTARY INFORMATION

CAPITAL CORP OF THE WEST
EMPLOYEE STOCK OWNERSHIP PLAN
(EIN 77-0405791; PN 001)
SUPPLEMENTAL SCHEDULE ACCOMPANYING THE FORM 5500
SCHEDULE H, LINE 4a — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

	(b) Identity of Issue, Borrower,
	Lessor, or Similar Party			(e)
	(c) Description of Investment, including maturity	(d)		Current
(a)	date, rate of interest, collateral, par or maturity value	Cost		Value
	Capital Corp of the West:
	Employer Securities, 505,790 shares	*	*	$9,827,497

	Total assets held for investment purposes at end of year			$9,827,497

**	Historical cost basis of investments is not maintained

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Capital Corp of the West Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West Employee Stock Ownership Plan
Date: December 10, 2008	By	/s/ David A. Heaberlin
David A. Heaberlin
Chief Financial Officer